EXHIBIT (c)(6)



[REN LOGO]  REN CORPORATION-USA



                                             JEROME S. TANNENBAUM, M.D., PH.D.
September 14, 1992                                CHAIRMAN, PRESIDENT AND
                                                 CHIEF EXECUTIVE OFFICER
Personal and Confidential

Dr. Juha P. Kokko, M.D.
#4 Harris Glen, NW
Atlanta, GA 30327

Dear Juha,

I have reviewed the document of September 1, 1992, where in you have indicated to the Dean of the Emory University School of Medicine of your intention to serve as a part time consultant for REN Corporation - USA.

Because of your contacts on a National and International basis. I feel it is in the best interest of REN to retain you as a consultant.

As a consultant to REN you will advise us of appropriate opportunities both in the United States and abroad where REN might develop Dialysis Facilities offer and/or Laboratory, Home Infusion and Computer Information Services to Dialysis Providers. You will use your best efforts to promote REN's image to the principals who would be involved in engaging REN in these various activities in their home territory.

When these activities require personal travel on your part the direct expense of the travel will be reimbursed on a fair and reasonable basis. Such travel will require my prior approval if it is to be reimbursed.

In exchange for your time and expert consultation in these areas, REN - USA shall pay you $4,000 monthly, payable in arrears. This compensation shall begin in the month of October. We will prepare your check on or around the 25th of each month during our normal payable cycle. You should expect your checks within the first few days of each month for services rendered during the prior month. At the end of the year, we will provide you with the 1099 Form to submit with your Income Taxes. You will act strictly as an independent contractor in this regard and will not be deemed as an employee at REN; accordingly you will not be entitled to participate in the REN - USA 401K Profit Sharing, Stock Option Plan, nor shall we hold taxes on the personnel income sent to you. This arrangement can be terminated by either party on 90 days written notice.





   6820 Charlotte Pike          Nashville, TN 37209              615-353-4240





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It is understood by all parties that these consulting fees are for work outside the Atlanta area. As we both know REN already has a 10 year agreement with Emory University and my primary dealings since the development of that agreement have been with Dr. Bill Mitch, Chairman of the Division of Nephrology at Emory.

Yours sincerely,

/s/ Jerome S.Tannenbaum, M.D.

Jerome S.Tannenbaum, M.D.
Chairman, President, Chief Executive Officer

JST:gt

(jst91492)